SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                Panavision Inc.
                              ------------------
                               (Name of issuer)

                    Common Shares, par value $.01 per share
                    ----------------------------------------
                        (Title of class of securities)

                                   69830E209
                             --------------------
                                (CUSIP number)

                               Barry F. Schwartz
                              35 East 62nd Street
                           New York, New York 10021
                                (212) 572-8600

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 27, 2002
                        --------------------------------
                         (Date of event which requires
                           filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.



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CUSIP No. 69830E209                   13D          Page 2  of  12  Pages
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1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Mafco Holdings Inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   /_/
                                                               (b)   /_/
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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    /_/
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
        PERSON                  7,520,225
         WITH            ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                         0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,520,225
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,520,225
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                   /_/

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           83.8%
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14         TYPE OF REPORTING PERSON

           CO
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CUSIP No. 69830E209                     13D             Page 3 of 12 Pages

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              PX Holding Corporation
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   /_/
                                                               (b)   /_/
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     /_/

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY        -------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 7,320,225
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,320,225
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,320,225
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        /_/
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
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Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, par value $.01 per share ("Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 6219 DeSoto Avenue, Woodland Hills, California 91367.

Item 2.  Identity and Background.

         This statement is being filed by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), and PX Holding Corporation, a Delaware corporation ("PX Holding", together with Mafco Holdings, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons. Mafco Holdings is a holding company whose sole stockholder is Ronald O. Perelman ("Mr. Perelman"). PX Holding is a holding company and a direct wholly owned subsidiary of Mafco Holdings.

         The business address of the Reporting Persons is 35 East 62nd Street, New York, New York 10021.

         Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons.

         To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor any of the persons listed on Schedule I or named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Each of the Reporting Persons and other corporations named in this
Item 2 is a Delaware corporation. All of the individuals listed on Schedule I are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described in Item 4 below, pursuant to the terms of the Settlement Agreement (as defined below), PX Holding purchased 7,320,225 shares of Common Stock (the "Shares") from PVI Acquisition Corp. a Delaware corporation ("PVI Acquisition") and a direct wholly owned subsidiary of M & F Worldwide Corp., a Delaware corporation ("M & F Worldwide"), for an aggregate consideration consisting of (i) 1,500,000 shares of common stock, par value $.01 per share, of M & F Worldwide ("M & F Worldwide Common Stock"), (ii) 6,182,153 shares of Series B Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share, of M & F Worldwide ("M & F Worldwide Series B Preferred Stock"), and (iii) $80,000,000 in cash. The Reporting Persons obtained the funds for such purchase of the Shares from cash on hand.

Item 4.  Purpose of Transaction.

         On July 26, 2002, M & F Worldwide Corp. entered into a settlement agreement (the "Settlement Agreement") pursuant to which the parties thereto agreed to settle and dismiss a consolidated derivative and class action, In re M & F Worldwide Corp. Shareholder Litigation (No. 18502), and a derivative action, Furtherfield Partners, et al. v. Ronald O. Perelman (No. 19203), relating to the acquisition by M & F Worldwide of the Shares from PX Holding.

         The Delaware Court of Chancery approved the Settlement Agreement on October 1, 2002 and entered a Final Order and Judgment in Civil Action No. 18502 on that date, and a Final Order and Judgment in Civil Action No.19203 on October 28, 2002. The terms of the Settlement Agreement require the parties thereto to undertake certain actions (as described below) within ten business days of Final Approval of the Settlement Agreement, as that term is defined therein. As no party to Civil Action Nos. 18502 and 19203 filed an appeal, Final Approval occurred on November 27, 2002.

         In connection with the Settlement Agreement, on December 3, 2002 (the "Closing Date"), PX Holding, M & F Worldwide and, entered into a letter agreement, pursuant to which PX Holding purchased the Shares from PVI Acquisition for an aggregate consideration consisting of (i) 1,500,000 shares of M & F Worldwide Common Stock, (ii) 6,182,153 shares of M & F Worldwide Series B Preferred Stock, and (iii) $80,000,000 in cash. In addition, on the Closing Date, Mafco Holdings and M & F Worldwide entered into a letter agreement, pursuant to which Mafco Holdings delivered 666,677 shares of M & F Worldwide Series B Preferred Stock to M & F Worldwide in exchange for (i) 1,381,690 shares of Series A Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share, of the Company (the "Panavision Series A Preferred Stock"), and (ii) $976,250 in cash.

         In addition, the following agreements were also entered into in connection with the Settlement Agreement:

         (i) PX Holding and the Company entered into a registration rights agreement, dated as of the Closing Date, pursuant to which PX Holding will receive registration rights with respect to certain shares of (i) Common Stock (ii) Panavision Series A Preferred Stock, and (iii) shares of Series B Cumulative Pay-In-Kind Preferred Stock, par value $.01 per share, of the Company (the "Panavision Series B Preferred Stock") held or to be held by PX Holding;

         (ii) Mafco Holdings and the Company entered into a letter agreement, dated as of the Closing Date, terminating the Registration Rights Agreement, dated as of June 27, 2002, by and between Mafco Holdings and the Company, pursuant to which Mafco Holdings had received registration rights with regard to certain shares of Panavision Series B Preferred Stock;

         (iii) Mafco Holdings and M & F Worldwide entered into a letter agreement, dated as of the Closing Date, pursuant to which Mafco Holdings will purchase from M & F Worldwide a $6,700,000 promissory note issued by the Company to M & F Worldwide, in connection with the Company's acquisition of Las Palmas Production, Inc., for an aggregate purchase price of $6,700,000 in cash; and

         (iv) Mafco Holdings, M & F Worldwide and Pneumo Abex Corporation, a Delaware corporation and an indirect subsidiary of M & F Worldwide ("Pneumo Abex"), entered into a letter agreement pursuant to which Mafco Holdings (or a wholly owned subsidiary) will purchase from Pneumo Abex $11,420,000 principal amount of 9-5/8% Senior Subordinated Discount Notes Due 2006 of the Company on which there is approximately $372,498 of accrued and unpaid interest, for an aggregate purchase price of $4,735,798 in cash.

         The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

         Upon the closing of the transactions described herein, Mafco Holdings contributed the Panavision Series A Preferred Stock and 49,526 shares of Panavision Series B Preferred Stock to PX Holding.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) As of November 14, 2002, based upon information provided by the Company, there were 8,769,919 outstanding shares of Common Stock (net of shares held in the Company's treasury). PX Holding has beneficial ownership of 7,320,225 shares of Common Stock, representing 83.47% of the Common Stock outstanding. Mafco may be deemed to share beneficial ownership of such 7,320,225 shares of Common Stock and the 200,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (an aggregate of 7,520,225 shares of Common Stock, representing 83.83% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission) by virtue of its ownership of 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of its common stock. Howard Gittis, Director and Vice Chairman of Mafco Holdings Inc., has beneficial ownership of 82,500 shares of Common Stock, representing 0.9% of the Common Stock outstanding.

         In addition, PX Holding also has beneficial ownership of 1,381,690 shares of Panavision Series A Preferred Stock, having one vote per share, and 49,526 shares of Panavision Series B Preferred Stock, which are non-voting. As a result, PX Holding beneficially owns 8,901,915 shares of voting stock, representing approximately 86.0% of the voting stock of the Company. Mafco may be deemed to share beneficial ownership of such 8,901,915 shares of voting stock, by virtue of its ownership of 100% of the common stock of PX Holding.

         (c) There were no transactions by the Reporting Persons during the past 60 days, other than the transactions described in Item 4 of this Schedule 13D and the transactions described below.

         The following open market purchases were effected by Howard Gittis:

                    TRADE DATE             NO. SHARES             PRICE

                     10/21/02                  1,000               $3.84

                     11/5/02                  22,000               $3.40

                     11/27/02                  2,000               $3.05

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Options to acquire 200,000 shares of Common Stock previously granted by the Company to Mr. Perelman became exercisable on April 8, 1999. Under the rules of the SEC, securities are deemed to be beneficially owned if a person has the right to acquire such securities within 60 days.

         Except as described above or as provided in Item 3 and Item 4, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                 Exhibit 1 Common Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.

                 Exhibit 2 Preferred Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.

                 Exhibit 3 Registration Rights Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and Panavision Inc.

                 Exhibit 4 Registration Rights Termination Letter Agreement, dated as of December 3, 2002, by and between Mafco Holdings Inc. and Panavision Inc.

                 Exhibit 5 Mafco-M & F Worldwide Note Letter Agreement, dated as of December 3, 2002, by and between Mafco Holdings Inc. and M & F Worldwide Corp.

                 Exhibit 6 Mafco-Pneumo Abex Corporation Letter Agreement, dated as of December 3 , 2002, by and between Mafco Holdings Inc., M & F Worldwide Corp and Pneumo Abex Corporation

                 Exhibit 7        Press Release, dated December 3, 2002


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: December 9, 2002


                                                     Mafco Holdings Inc.
                                                     PX Holdings Corporation


                                                     By:  /s/ Glenn P. Dickes
                                                        -----------------------
                                                          Glenn P. Dickes
                                                          Secretary


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
               OF MAFCO HOLDINGS INC. AND PX HOLDING CORPORATION

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc. and PX Holding Corporation are set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                              MAFCO HOLDINGS INC.

Name and Position
(if different from
Principal Occupation                  Present Principal Occupation or
or Employment)                        Employment and Address

Ronald O. Perelman                    Director, Chairman and Chief Executive Officer of Mafco
                                      Holdings Inc.

Donald G. Drapkin                     Director and Vice Chairman of Mafco Holdings Inc.

Howard Gittis                         Director and Vice Chairman of Mafco Holdings Inc.

Barry F. Schwartz                     Executive Vice President and General Counsel of Mafco
                                      Holdings Inc.

Todd J. Slotkin                       Executive Vice President and Chief Financial Officer of
                                      Mafco Holdings Inc.



                            PX HOLDING CORPORATION


Name and Position
(if different from                    Present Principal Occupation or
Principal Employment)                 Employment and Address

Ronald O. Perelman                    Director, Chairman and
Director and Chairman and             Chief Executive Officer of
Chief Executive Officer               Mafco Holdings Inc.

Howard Gittis                         Director and Vice Chairman
Director and Vice Chairman            of Mafco Holdings Inc.

Barry F. Schwartz                     Executive Vice President and
Executive Vice President and          General Counsel of Mafco
General Counsel                       Holdings Inc.

Todd J. Slotkin                       Executive Vice President and
Executive Vice President              Chief Financial Officer of
and Chief Financial Officer           Mafco Holdings Inc.



                                 EXHIBIT INDEX

      Exhibit

         1 Common Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.

         2 Preferred Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.

         3 Registration Rights Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and Panavision Inc.

         4 Registration Rights Termination Letter Agreement, dated as of December 3, 2002, by and between Mafco Holdings Inc. and Panavision Inc.

         5 Mafco-M & F Worldwide Note Letter Agreement, dated as of December 3, 2002, by and between Mafco Holdings Inc. and M & F Worldwide Corp.

         6 Mafco-Pneumo Abex Corporation Letter Agreement, dated as of December 3, 2002, by and between Mafco Holdings Inc., M & F Worldwide Corp and Pneumo Abex Corporation

         7           Press Release, dated December 3, 2002